SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on July 29, 2026, drawn up in summary form

1.	Date, Time and Venue. On July 29, 2026, at 17:00 p.m., in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4th floor, São Paulo/SP, Brazil.

2.	Call and Attendance. The meeting was duly called pursuant to the Company’s bylaws. In attendance were Mr. Michel Dimitrios Doukeris, Chairman, and Messrs. Victorio Carlos De Marchi, Milton Seligman, Fernando Mommensohn Tennenbaum, Ricardo Manuel Frangatos Pires Moreira, Lia Machado de Matos, Fabio Colletti Barbosa, Fernanda Gemael Hoefel and Luciana Pires Dias, all members of the Company's Board of Directors (“Board”).

3.	Board. Chairman: Michel Dimitrios Doukeris; Secretary: Guilherme Malik Parente.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors attending the meeting:

4.1.	Payment of the Third and Last Installment of IOC December 2025. In accordance with the recommendation of the Company’s Operations and Finance Committee, at a meeting held on July 24, 2026, approve the payment of the third and final installment of interest on capital, the distribution of which was approved at the meeting of the Board held on December 9, 2025 (“IOC December 2025”). The payment shall be made on October 6, 2026, in the gross amount of R$0.1185 per share, corresponding to an estimated net amount of R$0.1007 per share of the Company, after deduction of withholding income tax pursuant to applicable legislation, with the record dates considered at the time of approval of the distribution remaining unchanged.

4.2.	Preparation of Extraordinary Balance Sheet. Approve, pursuant to Article 36, Paragraph 1 of the Company’s Bylaws, the preparation of an extraordinary balance sheet for the six-month period ended June 30, 2026 (“June Balance Sheet”).

4.3.	Distribution of IOC July 2026. In accordance with the recommendation of the Company’s Operations and Finance Committee, at a meeting held on July 24, 2026, approve the distribution of interest on capital in the gross amount of R$0.0713 per share, corresponding to a net amount of R$0.0588 per share of the Company, after the withholding of income tax pursuant to applicable legislation (“IOC July 2026”). The IOC July 2026 shall be offset against the mandatory minimum dividend for the fiscal year 2026 and shall be calculated based on the profit for the period and the available balances shown in the June Balance Sheet. The distribution of the IOC July 2026 shall be subject to taxation in accordance with the applicable legislation.

4.3.1.	The aforementioned payment shall be made by December 31, 2026, on a date to be determined by the Company’s Management, considering the shareholding position as of September 21, 2026, with respect to B3 S.A. – Brasil, Bolsa, Balcão, and September 23, 2026, with respect to the New York Stock Exchange – NYSE, with no monetary adjustment. The shares and ADRs shall be traded ex-IOC as of September 22, 2026 (inclusive).

4.4.	Date of Assumption of Office – Fernando Maffessoni. The Board Members state that: (i) the assumption of office by Mr. Fernando Maffessoni, elected to the position of Executive Vice President of Logistics of the Company at the Board of Directors' meeting held on May 15, 2026, shall become effective as of September 1, 2026; (ii) the position of Executive Vice President of Logistics of the Company shall remain vacant during the period from August 1, 2026 to August 31, 2026; and (iii) as of September 1, 2026, the composition of the Company's Executive Board shall be as set forth in Exhibit I to these minutes.

5.	Closure: There being no further matters to be discussed, these minutes were prepared and, after being read and unanimously approved by the participating members of the Board, were signed by all of them.

São Paulo, July 29, 2026.

Certified that this extract is a true and faithful copy of a resolution contained in the minutes duly recorded in the Company's minute book.

Michel Dimitrios Doukeris	Guilherme Malik Parente
Chairman	Secretary

Exhibit I

Composition of the Board of Executive Officers as of September 1st, 2026

(term of office unified until December 31st, 2027)

(i)	Mr. Carlos Eduardo Klutzenschell Lisboa, as “Chief Executive Officer”;
(ii)	Mr. Guilherme Fleury de Figueiredo Ferraz Parolari, as “Chief Financial, Investors Relations Officer”;
(iii)	Mr. João Coelho Rua Derbli de Carvalho, as “Commercial Vice President Officer”;
(iv)	Mr. Guilherme Malik Parente, as “Legal and Compliance Vice President Officer”;
(v)	Mrs. Carla Smith de Vasconcellos Crippa Prado, as “Corporate Affairs Vice President Officer”;
(vi)	Mr. Fernando Maffessoni, as “Logistics Vice President Officer”; and
(vii)	Mr. Valdecir Duarte, as “Industrial Vice President Officer”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer